UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2009

Date:	September 2, 2009
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2009

(1) Operating results

(in millions of yen, except per share data)

	For the fiscal years ended March 31,
	2009	2008
Total revenue	4,070,893	6,144,925
Income (loss) from continuing operations before income tax expense (benefit)	(1,727,968)	12,355
Net loss	(1,468,040)	(542,436)
Basic loss per common share—net loss available to common shareholders (in yen)	(137.84)	(54.05)
Diluted loss per common share—net loss available to common shareholders (in yen)	(137.84)	(54.05)

Note: Average number of shares outstanding

(in thousands of shares)

	For the fiscal years ended March 31,
	2009	2008
Common stock	10,821,091	10,305,911

(2) Financial condition

(in millions of yen)

	As of March 31,
	2009	2008
Total assets	193,499,417	195,766,083
Total average assets	196,214,390	197,946,692
Total shareholders’ equity	6,234,895	8,490,115
Total average shareholders’ equity	7,974,628	9,957,382

(3) Cash flows

(in millions of yen)

	For the fiscal years ended March 31,
	2009	2008
Net cash provided by (used in) operating activities	(1,140,503)	383,207
Net cash used in investing activities	(8,266,031)	(7,833,129)
Net cash provided by financing activities	8,487,047	8,723,384
Cash and cash equivalents at end of fiscal year	3,071,252	4,090,690

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in our annual report on Form 20-F (“Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of our business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on estimation and other assumptions such as economic factors, our business plan and other factors, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economy. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2009	2008
Assets:
Cash and due from banks	3,071,252	4,090,690
Interest-earning deposits in other banks	3,543,551	6,320,827
Call loans and funds sold	407,448	1,210,238
Receivables under resale agreements	2,530,405	7,105,819
Receivables under securities borrowing transactions	6,797,025	8,329,371
Trading account assets	30,281,525	18,444,633
Investment securities:
Securities available for sale—carried at estimated fair value	33,390,087	38,729,301
Securities being held to maturity—carried at amortized cost	2,812,353	2,839,666
Other investment securities	1,434,124	580,013

Total investment securities	37,636,564	42,148,980

Loans, net of unearned income, unamortized premiums and deferred loan fees	100,310,341	99,002,079
Allowance for credit losses	(1,156,638)	(1,134,940)

Net loans	99,153,703	97,867,139

Premises and equipment—net	1,043,416	1,075,806
Accrued interest	267,747	339,773
Customers’ acceptance liability	59,144	71,003
Intangible assets—net	1,191,941	1,338,924
Goodwill	379,426	1,074,137
Deferred tax assets	2,172,789	899,432
Other assets	4,963,481	5,449,311

Total assets	193,499,417	195,766,083

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	15,023,660	14,693,953
Interest-bearing	95,802,559	94,807,696
Overseas offices:
Non-interest-bearing	2,212,386	2,132,110
Interest-bearing	15,292,447	17,606,369

Total deposits	128,331,052	129,240,128

Call money and funds purchased	2,235,858	2,288,720
Payables under repurchase agreements	11,911,615	11,892,902
Payables under securities lending transactions	4,279,867	4,587,511
Due to trust account	1,796,846	1,461,006
Other short-term borrowings	7,867,378	6,016,893
Trading account liabilities	9,492,561	7,961,578
Obligations to return securities received as collateral	2,708,800	5,094,993
Bank acceptances outstanding	59,144	71,003
Accrued interest	251,285	298,152
Long-term debt	13,273,288	13,675,250
Other liabilities	5,056,828	4,687,832

Total liabilities	187,264,522	187,275,968

Shareholders’ equity:
Capital stock:
Preferred stock	442,100	247,100
Common stock	1,127,552	1,084,708
Capital surplus	6,095,820	5,791,300
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated (Accumulated deficit)	(845,778)	935,309
Accumulated other changes in equity from nonowner sources, net of taxes	(813,695)	919,420
Treasury stock, at cost	(10,675)	(727,293)

Total shareholders’ equity	6,234,895	8,490,115

Total liabilities and shareholders’ equity	193,499,417	195,766,083

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the fiscal years ended March 31,
(in millions of yen)	2009	2008
Interest income:
Loans, including fees	2,558,361	2,790,505
Deposits in other banks	124,832	258,544
Investment securities:
Interest	309,835	771,763
Dividends	163,492	127,076
Trading account assets	460,534	110,348
Call loans and funds sold	15,010	24,969
Receivables under resale agreements and securities borrowing transactions	263,730	283,606

Total	3,895,794	4,366,811

Interest expense:
Deposits	736,456	1,093,956
Call money and funds purchased	24,973	45,180
Payables under repurchase agreements and securities lending transactions	349,903	402,077
Due to trust account	6,843	8,014
Other short-term borrowings and trading account liabilities	170,524	206,363
Long-term debt	310,690	331,504

Total	1,599,389	2,087,094

Net interest income	2,296,405	2,279,717
Provision for credit losses	626,947	385,740

Net interest income after provision for credit losses	1,669,458	1,893,977

Non-interest income:
Fees and commissions	1,188,512	1,317,047
Foreign exchange gains (losses)—net	(206,153)	1,295,933
Trading account profits (losses)—net	(257,807)	398,396
Investment securities losses—net	(658,679)	(1,373,072)
Equity in losses of equity method investees	(60,051)	(34,485)
Gains on sales of loans	6,401	11,789
Other non-interest income	162,876	162,506

Total	175,099	1,778,114

Non-interest expense:
Salaries and employee benefits	873,371	909,771
Occupancy expenses—net	171,902	173,183
Fees and commission expenses	209,750	218,088
Outsourcing expenses, including data processing	267,790	248,265
Depreciation of premises and equipment	132,121	179,567
Amortization of intangible assets	278,241	252,890
Impairment of intangible assets	126,885	78,679
Insurance premiums, including deposit insurance	113,803	112,444
Minority interest in income (loss) of consolidated subsidiaries	(36,259)	39,400
Communications	62,943	65,286
Taxes and public charges	85,743	83,439
Provision for repayment of excess interest	47,865	2,826
Impairment of goodwill	845,842	893,721
Other non-interest expenses	392,528	402,177

Total	3,572,525	3,659,736

Income (loss) from continuing operations before income tax expense (benefit)	(1,727,968)	12,355
Income tax expense (benefit)	(259,928)	553,045

Loss from continuing operations	(1,468,040)	(540,690)
Loss from discontinued operations—net	—	(1,746)

Net loss	(1,468,040)	(542,436)

Income allocable to preferred shareholders:
Cash dividends paid	6,399	6,669
Beneficial conversion feature	9,478	7,909
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd. :
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock	7,676	—

Net loss available to common shareholders	(1,491,593)	(557,014)

(in yen)
Loss per share:
Basic loss per common share
—loss from continuing operations available to common shareholders	(137.84)	(53.88)
Basic loss per common share—net loss available to common shareholders	(137.84)	(54.05)
Diluted loss per common share
—loss from continuing operations available to common shareholders	(137.84)	(53.88)
Diluted loss per common share—net loss available to common shareholders	(137.84)	(54.05)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more (unaudited)

	As of March 31,
(in millions of yen)	2009	2008
Nonaccrual loans:
Domestic:
Manufacturing	87,649	109,023
Construction	55,760	44,322
Real estate	263,831	164,521
Services	104,594	142,795
Wholesale and retail	139,000	156,816
Banks and other financial institutions	14,826	10,591
Communication and information services	36,853	45,115
Other industries	20,615	36,192
Consumer	372,944	318,861

Total domestic	1,096,072	1,028,236

Foreign:
Governments and official institutions	4,279	45
Banks and other financial institutions	56,628	2,793
Commercial and industrial	81,990	111,852
Other	10,553	1,529

Total foreign	153,450	116,219

Total	1,249,522	1,144,455

Restructured loans:
Domestic	457,838	492,230
Foreign	63,750	25,035

Total	521,588	517,265

Accruing loans contractually past due 90 days or more:
Domestic	15,047	14,954
Foreign	6,440	2,998

Total	21,487	17,952

Total	1,792,597	1,679,672